                                        March 21, 1997



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549


                        Certificate Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                The Columbia Gas System, Inc. ("Columbia") et al.
                       The Individual Applicant-Declarants
                        are Listed on the Signature Page

                                File No. 70-8471


Gentlemen:

        In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 22, 1994, March 14, 1995, November 8, 1995, January 25, 1996,
February 16, 1996, and July 11, 1996, authorizing the financing transactions as more fully described in the Joint Application/Declaration, as amended (the "Application"), the undersigned certify to the Commission that, during the calendar quarter from October 1, 1996, through December 31, 1996, the Subsidiaries sold and Columbia purchased Common Stock and Installment Promissory Notes, and the Subsidiaries received short-term funds through Intra system Money Pool Advances, and the Subsidiaries made funds available to the Intra system Money Pool in accordance with the attached schedules.

                              SUBSIDIARY FINANCING
                                     ($000)

                                                         Money Pool
                          Aggregate Amount            Maximum Amount
                         Under Application            During Quarter
                      ---------------------    ---------------------------
                                Installment
                      Common     Long-Term
    Company            Stock        Debt       Borrowings      Investments
    -------            -----    -----------    ----------      -----------
                        $000           $000          $000             $000
CKY................       **             **        18,534               -0-
COH................       **             **       235,710               -0-
CMD................    3,000          5,500         3,850               -0-
COS ...............       **             **            **               **
CPA................       **             **        87,577               -0-
CNR................        *             -0-           -0-          31,878
CGT................        *          6,700         3,535            9,420
CS.................       -0-         2,000         8,647            7,790
CPI................        *          4,500         3,977            2,935
CLG................        *              *            -0-           4,757
CPC................        *              *         1,111               -0-
CES................        *              *            -0-          32,742
CAT................        *              *             *              664
TVC................        *              *             *           19,160
TCC................       -0-             *             *              110
TPL***.............        *              *             *               11
TPG***.............        *              *             *               18
TBL***.............        *              *             *            1,451
TBG***.............        *              *             *              564
TVL***.............        *              *             *            1,360
TVG***.............        *              *             *              158
TRL***.............        *              *             *              469
TCO................        *              *             *           69,747
CEM. . . . . . . .         *              *             *           14,886
CSP. . . . . . . .         *              *             *              333
-------------------
     *  Authorization for such financing not requested in Application.
    **  Reported via Form U-6B-2 pursuant to Rule 52.
   ***  A TriStar Ventures Subsidiary.


                                    SIGNATURE

     The undersigned further certifies that all financing transactions were carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application, and the Orders of the Commission with respect thereto.

                               THE COLUMBIA GAS SYSTEM, INC.

                               By: //s//J. W. Trost
                                  --------------------------------------------
                                       J. W. Trost, Vice President

                               COLUMBIA GAS OF OHIO, INC.
                               COLUMBIA GAS OF PENNSYLVANIA, INC.
                               COLUMBIA GAS OF KENTUCKY, INC.
                               COLUMBIA GAS OF MARYLAND, INC.
                               COMMONWEALTH GAS SERVICES, INC.
                               COLUMBIA GULF TRANSMISSION COMPANY
                               COLUMBIA PROPANE CORPORATION
                               COMMONWEALTH PROPANE, INC.
                               COLUMBIA GAS SYSTEM SERVICE CORPORATION
                               COLUMBIA NATURAL RESOURCES, INC.
                               COLUMBIA ATLANTIC TRADING CORPORATION
                               COLUMBIA LNG CORPORATION
                               COLUMBIA ENERGY SERVICES CORPORATION
                               COLUMBIA SERVICE PARTNERS, INC.
                               COLUMBIA GAS TRANSMISSION CORPORATION
                               COLUMBIA COAL GASIFICATION CORPORATION
                               COLUMBIA ENERGY MARKETING CORPORATION


                               By:  //s//J. W. Trost
                                  --------------------------------------------
                                         J. W. Trost, Vice President

                               TRISTAR VENTURES CORPORATION
                               TRISTAR CAPITAL CORPORATION
                               TRISTAR PEDRICK LIMITED CORPORATION
                               TRISTAR PEDRICK GENERAL CORPORATION
                               TRISTAR BINGHAMTON LIMITED CORPORATION
                               TRISTAR BINGHAMTON GENERAL CORPORATION
                               TRISTAR VINELAND LIMITED CORPORATION
                               TRISTAR VINELAND GENERAL CORPORATION
                               TRISTAR RUMFORD LIMITED CORPORATION
                               TRISTAR FUEL CELLS CORPORATION
                               TRISTAR GAS TECHNOLOGIES, INC.
                               TRISTAR GEORGETOWN GENERAL CORPORATION
                               TRISTAR GEORGETOWN LIMITED CORPORATION
                               TVC NINE CORPORATION
                               TVC TEN CORPORATION


                               By: //s//D. P. Detar
                                  --------------------------------------------
                                        D. P. Detar, Treasurer

Attachment

COLUMBIA GAS
------------  [COLUMBIA
SYSTEM           GAS
               SYSTEM
                LOGO]

MARK A. CLEAVES
Senior Attorney

                                 March 21, 1997


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:  The Columbia Gas System, Inc., et al.
             File No. 70-8471
             ----------------


Gentlemen:

        As Counsel for The Columbia Gas System, Inc. ("Columbia"), a Delaware corporation and holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), I deliver to you this Opinion which accompanies the Rule 24 Certificate dated March 21, 1997, relating to the above-referenced Joint Application-Declaration (the "Certificate"), of Columbia and certain of its subsidiary companies, including Columbia Gas of Ohio, Inc., Columbia Gas of Kentucky, Inc., Columbia Gas of Pennsylvania, Inc., Commonwealth Gas Services, Inc., Columbia Gas of Maryland, Inc., Columbia LNG Corporation, Columbia Gas Development Corporation, Columbia Gulf Transmission Company, Columbia Atlantic Trading Corporation, Columbia Coal Gasification Corporation, Columbia Energy Services Corporation, Commonwealth Propane, Inc., Columbia Propane Corporation, Columbia Gas System Service Corporation, TriStar Ventures Corporation ("TVC"), TriStar Capital Corporation and Columbia Natural Resources, Inc., (the "Subsidiaries") and by certain subsidiaries of TVC, namely: TriStar Pedrick Limited Corporation, TriStar Pedrick General Corporation, TriStar Binghamton Limited Corporation, TriStar Binghamton General Corporation, TriStar Vineland Limited Corporation, TriStar Vineland General Corporation, TriStar Rumford Limited Corporation, TriStar Georgetown General Corporation, TriStar Georgetown Limited Corporation, TriStar Fuel Cells Corporation, TVC Nine Corporation, and TVC Ten Corporation (hereinafter referred to collectively as the "TriStar Subsidiaries"), relating to the participation by the TriStar Subsidiaries as investors but not as borrowers in the Intrasystem Money Pool, as more fully described herein (hereinafter referred to as the "Transactions"). The Commission previously issued six orders (HCAR No. 26201, dated December 22, 1994; HCAR No. 26251, dated March 14, 1995; HCAR No. 26404, dated November 8, 1995; HCAR No. 26462, dated

 Columbia Gas System Service Corporation, Suite 300, 12355 Sunrise Valley Dr.,
                          Reston, Virginia 20191-3420
    Tel.: (703) 295-0365, FAX: (703) 758-3968, (Confirmation: (703) 295-0375)

                          "Customers Create Columbia"

Securities and Exchange Commission
March 21, 1997
Page 2

January 25, 1996; HCAR No. 26471, dated February 16, 1996; and HCAR No. 26541, dated July 11, 1996) with respect to this Application (File No. 70-8471)(the "Orders"), I also note that on December 20, 1996, the Commission issued a Supplemental Order (the "Supplemental Order") which authorized Columbia Gas of Maryland, Inc. ("CMD") to refinance certain long-term debt, which was the subject of the January 1996 Order, as more fully described in the Supplemental Order.

        In connection with the above, I have examined:

        (i) the Joint Application-Declaration as amended by Amendment Nos. 1 and 2 and Post-Effective Amendment Nos. 1 through 15:

        (ii) the Order of the U.S. Bankruptcy Court for the District of Delaware dated August 2, 1991;

        (iii) the Notice of Proposed Transactions dated February 3, 1995 (HCAR No. 26228) and the Order previously issued dated December 22, 1994 (HCAR No. 26201);

        (iv)     copies of the Orders and Supplemental Order;

        (v) a copy of each of the Restated Certificate of Incorporation of Columbia, as amended; and

        (vi) such other documents, records and matters of law as I deemed necessary to enable me to render this Opinion.

        Based upon the foregoing and relying thereupon and after considering the Supplemental Order and the actions taken thereunder, I am of the opinion that:

        (a) the Transactions have been carried out in accordance with the Joint Application-Declaration.

        (b) all state laws applicable to the Transaction have been complied with;

Securities and Exchange Commission
March 21, 1997
Page 3

        (c) the Subsidiaries advancing funds under the terms of the System Money Pool have a valid claim against each of the Subsidiaries, to whom funds are advanced pursuant to the Intrasystem Money Pool, for the amounts so advanced; and

        (d) the transactions did not violate the legal rights of the holders of any securities issued by Columbia, the Subsidiaries, the TriStar Subsidiaries, or by any associate company thereof.

        I hereby consent to the filing of this Opinion with the Certificate.

                                           Very truly yours,



                                           Mark A. Cleaves

MAC:bgb
Enclosures